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                              June 29, 2023

       Paul Ogorek
       Chief Executive Officer
       PGD Eco Solutions, Inc.
       7306 Skyview Ave.
       New Port Richey, Florida 34653

                                                        Re: PGD Eco Solutions,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed June 21, 2023
                                                            File No. 024-11852

       Dear Paul Ogorek:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 1 to Form 1-A

       General

   1. Please revise the reference to "unit" within the table on the cover page of your offering circular, consistent
with disclosure elsewhere that indicates you are offering common shares.
   2. Please revise Item 4 of Form 1-A and the capitalization section of your offering circular to reflect that you are
offering 50,000,000 common shares, consistent with your disclosure elsewhere.
 Paul Ogorek
FirstName  LastNamePaul
PGD Eco Solutions, Inc. Ogorek
Comapany
June       NamePGD Eco Solutions, Inc.
     29, 2023
June 29,
Page 2 2023 Page 2
FirstName LastName
3. Please update disclosure throughout your offering circular. Revise disclosure in the dilution, capitalization, management's discussion and analysis of financial condition and results of operations, and experts section to the audited financial statements for the year ended December 31, 2022. Revise information contained in other sections, including the related party transactions section, as of the most reasonably practicable date.
Item 6. Unregistered Securities Issued or Sold Within One Year, page 1

4. Please revise to provide the information required by Item 6 of Form 1-A. In this regard, we note that Item 6 indicates "None" were issued, yet disclosure on page 32 of your offering circular indicates you issued shares in the second half of 2022. Please additionally ensure consistency in the number of shares disclosed to be outstanding, clarifying as appropriate the number of shares sold to date in the offering. In this regard, we note the cover page discloses 101,605,000 common shares outstanding; pages 3 and 18 indicate 100,000,000 common shares outstanding before or as of the offering; and page 23 discloses 101,010,000 common shares outstanding as of December 31, 2022.
Exhibits

5. Please file an updated auditor consent dated within 30 days of the filing as an exhibit.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-3047
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      John J. Brannelly